SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

GreenLight Biosciences Holdings, PBC

(Name of the Issuer)

Fall Line Endurance Fund, LP

(and the affiliated entities and other persons listed on the following page)

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536 G105

(CUSIP Number of Class of Securities)

Nina Thayer General Counsel, Chief Compliance Officer & Corporate Secretary 29 Hartwell Ave Lexington, Massachusetts 02421 (617) 616-8188	SW MergerCo, Inc. c/o Clay Mitchell Managing Director, Fall Line Endurance Fund, LP 160 Bovet Road, Suite 310 San Mateo, CA 94402 (650) 235-4032

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Jeffrey A. Letalien R. Kirkie Maswoswe Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800	Nate Gallon Noah Kornblith O’Melveny & Myers LLP 2765 Sand Hill Rd Menlo Park, CA 94025 (650) 473-2604

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

ADDITIONAL FILERS

Name of Persons Filing Statement (1)

S2G Ventures Fund I, LP

S2G Ventures Fund II, LP

S2G Builders Food & Agriculture Fund III, LP

Builders GRNA Holdings, LLC

Morningside Venture Investments Ltd.

MVIL, LLC

Kodiak Venture Partners III, L.P

Kodiak III Entrepreneurs Fund, L.P.

Continental Grain Company

Conti Greenlight Investors, LP

MLS Capital Fund II, L.P.

Cormorant Global Heathcare Master Fund, LP

Cormorant Private Healthcare Fund II, LP

Rivas Ventures LLC

Prelude Ventures LC

CG Investments Inc. VI

Lewis & Clark Plant Sciences Fund I, LP

Lewis & Clark Ventures I, LP

Insud Pharma, S.L.

Xeraya Cove Ltd

Boscolo Intervest Limited

Macro Continental, Inc.

Malacca Jitra PTE Inc.

Cummings Foundation, Inc.

Sage Hill Investors

Serum Life Sciences Ltd of UK

Tao Invest III LLC

Tao Invest V

Series GreenLight 2, a separate series of BlueIO Growth LLC

Series Greenlight, a separate series of BlueIO Growth LLC

New Stuff LLC

New Stuff Deux LLC

Velocity Financial Group

David Brewster

Rosemary Sagar

Michael Ruettgers Revocable Trust as amended and restated

Furneaux Capital Holdco, LLC

Deval Patrick

Samambaia Investments Limited

Carole S. Furneaux

Alfa Holdings, Inc.

Ricardo Sagrera

Michael Steinberg

Rodrigo Aguilar

Roger Richard

Matthew Allen Walker

Dennis Clarke

Eric Anderson

Karthikeyan Ramachandriya

Marta Ortega-Valle

Himanshu Dhamankar

Sweta Gupta

Jason Gillian

Ifeyinwa Iwuchukwu

Nicholas Skizim

Lorenzo Aulisa

Caitlin Macadino

Riverroad Capital Partners

Anna Senczuk

Steve Naugler

Maria Lurantos

(1)

The address and telephone number for GreenLight Biosciences Holdings, PBC is 29 Hartwell Avenue, Lexington, Massachusetts 02421 and (617) 616-8188 and the address and telephone number for the other persons filing this statement is c/o GreenLight Biosciences Holdings, PBC, 29 Hartwell Avenue, Lexington, Massachusetts 02421 and (617) 616-8188.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the attached exhibits and annexes (this “Schedule 13E-3”), is being filed by (i) GreenLight Biosciences Holdings, PBC, a Delaware corporation (“GreenLight” or the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below, (ii) the persons listed on the cover of this Schedule 13E-3 and (iii) and the Additional Filers listed on the inside cover of this Schedule 13E-3. Each of the Additional Filers listed on the inside cover of this Schedule 13E-3 has been included because such person is a Rollover Investor (as defined below) and, as a Rollover Investor, may be deemed to be a participant in a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, as a result of such participation in a group, may be deemed to be an “affiliate” of the Company for purposes of Rule 13e-3(a)(1) under the Exchange Act. The inclusion of such person as an Additional Filer shall not be deemed an admission that such person is a member of a group or an affiliate of the Company. Each Additional Filer listed on the inside cover of this Schedule 13E-3 has consented to being listed thereon and has executed a signature page to this Schedule 13E-3. The exclusion of any Rollover Investor who did not consent to being named as an Additional Filer shall not be deemed to indicate that such Rollover Investor is not a member of a group or an affiliate of the Company. Each Rollover Investor was notified that it may be deemed an affiliate required to file a Schedule 13E-3 and provided an opportunity to be included as an Additional Filer of this Schedule 13E-3.

This Schedule 13E-3 relates to the cash tender offer (the “Offer”) by SW MergerCo, Inc., a Delaware corporation (“Merger Sub” or “Purchaser”) and a wholly owned subsidiary of SW ParentCo, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding common stock, par value $0.0001, of GreenLight (referred to as the “common stock”, the “Company Common Stock” or the “GreenLight Common Stock” and each such share, a “Share” and collectively, the “Shares”), other than certain excluded shares, at an offer price of $0.30 per Share, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”). Fall Line Endurance Fund, LP (“Fall Line”) owns all of the issued and outstanding shares of capital stock of Parent. Fall Line Endurance GP, LLC, a Delaware limited liability company (“Fall Line GP”), is the general partner of Fall Line and exercises control over Fall Line. Mr. Clay Mitchell and Mr. Eric O’Brien are the sole members of Fall Line GP.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2023, and the related Letter of Transmittal, pursuant to the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of May 29, 2023, by and among GreenLight, Parent and Purchaser. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on June 14, 2023, which contains as exhibits an Offer to Purchase dated June 21, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which Letter of Transmittal, together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, constitutes the Offer.

Pursuant to the Merger Agreement, upon the terms of and subject to the conditions thereof, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly after the Expiration Date (as defined below), accept for payment (the time of such acceptance, the “Offer Acceptance Time”) all Shares validly tendered (and not validly withdrawn) pursuant to the Offer, and (ii) as promptly as practicable following the Offer Acceptance Time, pay the Offer Price for all such Shares (such aggregate amount, the “Offer Acceptance Consideration”) and Parent shall provide or cause to be provided to Purchaser the consideration necessary for Purchaser to comply with such obligations to accept for payment and pay for such Shares. The proceeds obtained by Parent from the committed convertible debt financing described herein will be sufficient to fund the Offer Acceptance Consideration and the consideration payable upon the consummation of the Merger (as defined below).

Certain existing stockholders of GreenLight, each of whom is an accredited investor pursuant to Regulation D (each a “Rollover Investor”), entered into, prior to the execution of the Merger Agreement, those certain Contribution and Exchange Agreements, each dated as of May 29, 2023, with Parent (collectively the “Rollover Agreements”), pursuant to which each Rollover Investor committed to exchange their shares of GreenLight Common Stock (such stock, “Rollover Shares”) on a 1-to-1 basis for shares of newly authorized Series A-2 Preferred Stock, par value $0.0001 per share of Parent, effective immediately prior to the Effective Time (as defined in the Merger Agreement). The Rollover Shares constitute approximately 79.46% of the total issued and outstanding shares of Common Stock as of June 14, 2023. The Rollover Agreements will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the board of directors of GreenLight (the “Board”) or the special committee appointed by the Board makes an Adverse Recommendation Change (as defined in the Merger Agreement) in accordance with the Merger Agreement.

As promptly as practicable following the successful consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into GreenLight, with GreenLight surviving as a wholly owned subsidiary of Parent (the “Merger”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the holders of Shares upon the collective ownership by Parent, Purchaser and any other “affiliate” (as defined in Section 251(h) of the DGCL) of Purchaser, including the Rollover Shares, of at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Date (as defined in the Merger Agreement), but excluding any Shares held in treasury by GreenLight as of the expiration of the Offer or any other Shares acquired by GreenLight prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of GreenLight options). Under the DGCL and the terms of the Merger Agreement, GreenLight and Parent must consummate the Merger as promptly as practicable following the consummation of the Offer. At the effective time of the Merger (the “Effective Time”), each Share (other than Shares (1) held by GreenLight as treasury stock, (2) owned by Parent or Purchaser, (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser, (4) owned by GreenLight stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL or (5) Rollover Shares, will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to applicable withholding taxes.

Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at one minute after 11:59 p.m. (New York City time) on July 19, 2023, which is the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the commencement date of the Offer (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”). Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer shall occur on the Initial Expiration Date, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement.

The obligation of Purchaser to purchase the Shares tendered in the Offer is subject to the satisfaction or waiver of a number of customary closing conditions set forth in the Merger Agreement, including but not limited to: there being a number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined in section 251(h)(6) of the DGCL), together with any shares of Company Common Stock otherwise owned by Purchaser or its “affiliates” (as defined in section 251(h)(6) of the DGCL) that represent at least (a) a majority of the outstanding Company Common Stock, not otherwise owned by Purchaser, its “affiliates” (as defined in section 251(h)(6) of the DGCL) or the Rollover Stockholders and (b) the number of the shares of Company Common Stock outstanding immediately following the consummation of the Offer that, together with the shares of Company Common Stock owned by Purchaser, its “affiliates” (as defined in section 251(h)(6) of the DGCL) and the Rollover Stockholders, equals at least such percentage of the shares of Company Common Stock, and of each class or series thereof, that would be required to adopt the Merger Agreement under the DGCL and the Company’s organizational documents.

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on June 21, 2023 (together with any exhibits and annexes, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits, copies of which are attached as exhibits to this Schedule 13E-3, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company and the Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b) Securities

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

(c) Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(d) Dividends

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(e) Prior Public Offerings

Except as described below, none of GreenLight, Parent, Purchaser nor any of their respective affiliates have made an underwritten public offering of shares of Company Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration under Regulation A promulgated under the Securities Act.

On January 13, 2021, GreenLight (then named Environmental Impact Acquisition Corp., a Delaware corporation) consummated an initial public offering of 20,700,000 units, including 2,700,000 units issued to the underwriters upon full exercise of their over-allotment option. Each unit comprised of a share of Class A common stock and one-half of a public warrant. The units were sold at a price of $10.00 per unit, generating gross proceeds to GreenLight of $207,000,000.

(f) Prior Stock Purchases

Except as provided below, neither Fall Line, Purchaser nor Parent have made any purchases of any shares of GreenLight Common Stock in the last two years.

On November 22, 2021, concurrently with the execution of the Business Combination Agreement, dated August 9, 2021 (the “Business Combination Agreement”), by and among Environmental Impact Acquisition Corp., a Delaware corporation (“ENVI” and which was renamed, concurrent with the closing of the transactions contemplated by the Business Combination Agreement, GreenLight), Honey Bee Merger Sub, Inc. a wholly owned subsidiary of ENVI (“Honey Bee Merger Sub”), and GreenLight Biosciences, Inc., and contingent on the closing of the transactions contemplated thereby, Fall Line entered into a subscription agreement (the “Subscription Agreement”), pursuant to which it agreed to purchase 700,000 shares of ENVI’s Class A Common Stock at a price of $10.00 per share in a PIPE financing (the “PIPE Financing”).

On December 29, 2021, Fall Line advanced an aggregate of $7.0 million of the proceeds to ENVI, through the purchase of convertible securities (the “Instrument”) pursuant to the terms of an Investment Agreement entered into by and between GreenLight Biosciences, Inc. and Fall Line. The Instrument matured 12 months after the date of issuance (or, if earlier, upon an event of default specified in the Instrument) and bore interest at the minimum applicable federal rate per annum, which interest was payable at maturity. In connection with the issuance of the Instrument, GreenLight Biosciences, Inc., ENVI and Fall Line agreed in a Letter Agreement that ENVI would accept a tender of its Instrument as payment of the purchase price under Fall Line’s Subscription Agreement in an amount equal to the outstanding principal and interest accrued on the Instrument as of the Business Combination Closing Date, as defined below, under the Business Combination Agreement.

On February 2, 2022 (the “Business Combination Closing Date”), ENVI consummated the business combination with GreenLight, pursuant to the terms of the Business Combination Agreement. Pursuant to the terms of the Business Combination Agreement, Honey Bee Merger Sub merged with and into GreenLight, with GreenLight surviving the merger as a wholly owned subsidiary of ENVI (the “Honey Bee Merger” or “Business Combination”). In connection with the consummation of the Honey Bee Merger on the Business Combination Closing Date, ENVI changed its name to GreenLight and became a public benefit corporation.

On the Business Combination Closing Date, immediately prior to and in connection with the closing of the Business Combination, Fall Line acquired 700,000 shares of ENVI Class A Common Stock for an aggregate purchase price of approximately $7.0 million. Such shares were acquired by the tendering of the Instrument.

In connection with the Business Combination, the shares of capital stock of GreenLight Biosciences, Inc. held by Fall Line were exchanged at an exchange ratio of 0.6656 for 8,201,814 shares of Class A Common Stock of ENVI without additional consideration. Such shares were then automatically converted on a one-for-one basis for 8,201,814 shares of GreenLight Common Stock. The 700,000 shares of ENVI Class A Common Stock acquired by Fall Line in the PIPE Financing automatically converted into 700,000 shares of GreenLight Common Stock in connection with the Business Combination.

On August 11, 2022, the Company entered into Securities Subscription Agreements with certain institutional accredited investors, including affiliates of Fall Line, providing for the sale by the Company of 27,640,301 shares of its common stock at a purchase price of $3.92 per share, in a private placement (the “August 2022 Private Placement”). The aggregate gross proceeds for the August 2022 Private Placement were approximately $108.4 million.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

/(a) Name and Address

The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Name and Address” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser” and “Schedule I—Directors and Executive Officers of Parent and Purchaser and Certain Related Parties” is incorporated herein by reference.

(b) Business and Background of Entities

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 7. Certain Information Concerning GreenLight,” “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser” and “Schedule I – Directors and Executive Officers of Parent and Purchaser and Certain Related parties” is incorporated herein by reference.

(c) Business and Background of Natural Persons

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser,” “Schedule I—Directors and Executive Officers of Parent and Purchaser and Certain Related Parties” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms

(1)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

(1)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

(1)(iii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(iv) The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 12. The Merger Agreement; Other Agreements—The Offer” is incorporated herein by reference.

(1)(v) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 12. The Merger Agreement; Other Agreements—Extensions of the Offer” is incorporated herein by reference.

(1)(vi) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(vii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and “The Tender Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 13. Purpose of the Offer; Plans for GreenLight” and “The Tender Offer—Section 14. Certain Effects of the Offer” is incorporated herein by reference.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 5. Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i) The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Arrangements with Parent and Merger Sub and Their Affiliates—Merger Agreement” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 12. The Merger Agreement; Other Agreements” is incorporated herein by reference.

(2)(ii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 12. The Merger Agreement; Other Agreements—The Offer” is incorporated herein by reference.

(2)(iii) The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Recommendations of the GreenLight Special Committee and GreenLight Board,” and “Item 4.

The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 13. Purpose of the Offer; Plans for GreenLight” is incorporated herein by reference.

(2)(iv) The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information—Vote Required to Approve the Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 13. Purpose of the Offer; Plans for GreenLight” is incorporated herein by reference.

(2)(v) The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 13. Purpose of the Offer; Plans for Greenlight” and “The Tender Offer—Section 14. Certain Effects of the Offer” is incorporated herein by reference.

(2)(vi) Not applicable.

(2)(vii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 5. Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(c) Different Terms

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 9. Interests of Certain Persons in the Offer and Merger” is incorporated herein by reference.

(d) Appraisal Rights

The information set forth in the Schedule 14D-9 under the headings “Item 8. Additional Information—Appraisal Rights” and “Annex A – § 262. Appraisal rights” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 13. Purpose of the Offer; Plans for GreenLight” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

(f) Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.

(b) - (c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger,” and “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 11. Background of the Offer; Past Contacts or Negotiations with GreenLight” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 12. The Merger Agreement; Other Agreements” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 13. Purpose of the Offer; Plans for GreenLight” is incorporated herein by reference.

(c)(1)-(8) Plans

The information set forth in the Schedule 14D-9 under the heading “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 13. Purpose of the Offer; Plans for GreenLight” and “The Tender Offer—Section 14. Certain Effects of the Offer” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 13. Purpose of the Offer; Plans for GreenLight” is incorporated herein by reference.

(b) Alternatives

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” is incorporated herein by reference.

(c) Reasons

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 13. Purpose of the Offer; Plans for GreenLight” is incorporated herein by reference.

(d) Effects

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 5. Material United States Federal Income Tax Consequences,” “The Tender Offer—Section 13. Purpose of the Offer; Plans for the Company” and “The Tender Offer—Section 14. Certain Effects of the Offer” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) Fairness

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the GreenLight Special Committee,” “Item 4. The Solicitation or Recommendation—Certain Financial Projections Prepared by the Senior Management of GreenLight,” and the information set forth in Exhibit (c)(1) attached hereto is incorporated herein by reference.

(c) Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer,” “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” and “Item 8. Additional Information—Vote Required to Approve the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 12. The Merger Agreement; Other Agreements” is incorporated herein by reference.

(d) Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” is incorporated herein by reference. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Recommendations of the GreenLight Special Committee and GreenLight Board,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” is incorporated herein by reference.

(f) Other Offers

Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in this Schedule 13E-3 as Exhibits (c)(1) – (c)(2) attached hereto is incorporated herein by reference. Roth Capital Partners, LLC has consented to the inclusion of its opinion and discussion materials in their entirety as Exhibits (c)(1) – (c)(2) to this Schedule 13E-3.

(c) Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at 29 Hartwell Avenue, Lexington, Massachusetts 02421, during regular business hours, by any interested shareholder of the Company or a representative of such interested shareholder who has been so designated in writing by such interested shareholder and at the expense of the requesting security holder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of Funds; Conditions

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 10. Source and Amount of Funds” is incorporated herein by reference.

(c) Expenses

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 18. Fees and Expenses” is incorporated herein by reference.

(d) Borrowed Funds

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Item 10. Source and Amount of Funds” is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership

The information set forth in Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Schedule I—Directors and Executive Officers of Parent and Purchaser and Certain Related Parties—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) Securities Transactions

The information set forth in Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Following the Merger—Effect of the Offer and the Merger on GreenLight Common Stock and Equity Awards” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Schedule I—Directors and Executive Officers of Parent and Purchaser and Certain Related Parties—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

(e) Recommendations of Others

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Recommendations of the GreenLight Special Committee and GreenLight Board” and “Item 4. The Solicitation or Recommendation—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Introduction” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a) Financial Information

The audited financial statements of the Company as of and for the fiscal years ended December 31, 2022 and December 31, 2021 are incorporated herein by reference to “Part II—Item 8. Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the fiscal year December 31, 2022, filed with the SEC on March 28, 2023.

The unaudited consolidated financial statements of the Company for the three months ended March 31, 2023 filed in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2023, filed with the SEC on May 11, 2023, including the section in the Form 10-Q titled “Item 1. Financial Statements” are incorporated herein by reference.

(b) Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 18. Fees and Expenses” with respect to the persons employed or retained by the Purchaser is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(b) Golden Parachute Payments

Not applicable.

(c) Other Material Information

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated herein by reference.

ITEM 16.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Summary Advertisement as published in the New York Times on June 21, 2023 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(2)(A)	Solicitation or Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Solicitation or Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 21, 2023 (the “Schedule 14D-9”)).

(a)(5)(A)	Press Release issued on May 30, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Merger Sub and the Schedule 14D-9C filed by GreenLight with the SEC on May 30, 2023).

(b)	Not applicable.

(c)(1)	Opinion of Roth Capital Partners, LLC, dated May 29, 2023 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule 14D-9).

(c)(2)	Discussion Materials Prepared for the Special Committee of the Board of Directors of Greenlight Biosciences Holdings, PBC,, dated May 29, 2023, from Roth Capital Partners, LLC (incorporated by reference to Exhibit (a)(5)(B) to the Schedule 14D-9).

(d)(1)	Agreement and Plan of Merger, dated as of May 29, 2023, by and among Greenlight Biosciences Holdings, PBC, SW ParentCo, Inc. and SW MergerCo, Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by GreenLight with the SEC on May 30, 2023).

(d)(3)**	Amended and Restated Employment Agreement dated May 25, 2015, between GreenLight Biosciences, Inc. and Andrey Zarur (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 19, 2021).

(d)(4)**	Employment Offer Letter, dated July 21, 2015, between GreenLight Biosciences, Inc. and Carole Cobb (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 19, 2021).

(d)(5)**	Employment Offer Letter, dated April 29, 2019, between GreenLight Biosciences, Inc. and Susan Keefe (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 19, 2021).

(d)(6)**	Form of 2021 Indemnity Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 21, 2020).

(d)(7)**	Form of 2022 Indemnification Agreement (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 10, 2022).

(d)(8)**	GreenLight Biosciences Holdings, PBC 2022 Equity and Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 12, 2022). GreenLight Biosciences Holdings, PBC 2022 Equity and Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 12, 2022).

(d)(9)**	GreenLight Biosciences Holdings, PBC 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 12, 2022).

(d)(10)**	Form of Nonstatutory Stock Option Agreement under the GreenLight Biosciences Holdings, PBC 2022 Equity and Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 23, 2021).

(d)(11)**	Form of Incentive Stock Option Agreement under the GreenLight Biosciences Holdings, PBC 2022 Equity and Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 23, 2021).

(d)(12)**	Form of Restricted Stock Unit Agreement under the GreenLight Biosciences Holdings, PBC 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 23, 2021).

(d)(13)**	Form of Restricted Stock Award Agreement under the GreenLight Biosciences Holdings, PBC 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 23, 2021).

(d)(14)	Investor Rights Agreement, dated August 9, 2021, by and Among Environmental Impact Acquisition Corp., and the signatories identified on Schedule A attached thereto (incorporated by reference to Annex F to the Proxy Statement/Prospectus included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 13, 2022).

(d)(15)	Loan and Security Agreement, dated September 22, 2021, by and between Silicon Valley Bank and GreenLight Biosciences, Inc. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 19, 2021).

(d)(16)	Form of Warrant to Purchase Shares of Common Stock, dated January 19, 2022 to Horizon Technology Finance Corporation (incorporated by reference to Exhibit G to Exhibit 10.20 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2023).

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex A to the Schedule 14D-9).

(g)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith
**	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: June 21, 2023

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

By:	/s/ Nina Thayer
Name: Nina Thayer
Title: General Counsel, Chief Compliance Officer & Corporate Secretary

ALFA HOLDINGS, INC.

By:	/s/ Ricardo Sagrera
Name:	Ricardo Sagrera
Title:	Portfolio Manager

ANNA SENCZUK

/s/ Anna Senczuk

BOSCOLO INTERVEST LIMITED

By:	/s/ Rafael Urquia II
Name:	Rafael Urquia II
Title:	Secretary

BUILDERS GRNA HOLDINGS, LLC

By:	/s/ Lisa Forbes
Name:	Lisa J. Forbes
Title:	General Counsel and Secretary

CAITLIN MACADINO

/s/ Caitlin Macadino

CAROL S. FURNEAUX /s/ Carol S. Furneaux

CG INVESTMENTS INC. VI

By:	/s/ Andrew Viles
Name:	Andrew G. Viles
Title:	Secretary

CONTI GREENLIGHT INVESTORS, LP

By:	/s/ Ari Gendason
Name:	Ari Gendason
Title:	Chief Investment Officer

CONTINENTAL GRAIN COMPANY

By: By:	Conti Greenlight LLC, its general partner /s/ Ari Gendason
Name:	Ari Gendason
Title:	Chief Investment Officer

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP

By:	/s/ Bihua Chen
Name:	Bihua Chen
Title:	Managing Member of the GP

CORMORANT PRIVATE HEALTHCARE FUND II, LP

By:	/s/ Bihua Chen
Name:	Bihua Chen
Title:	Managing Member of the GP

CUMMINGS FOUNDATION, INC.

By:	/s/ William Grant
Name:	William Grant
Title:	CFO

DAVID B. BREWSTER

/s/ David B. Brewster

DENNIS A. CLARKE

/s/ Dennis Clarke

DEVAL PATRICK

/s/ Deval Patrick

ERIC S. ANDERSON

/s/ Eric S. Anderson

FALL LINE ENDURANCE FUND, LP

By:	/s/ Clay Mitchell
Name:	Clay Mitchell
Title:	Managing Member

FURNEAUX CAPITAL HOLDCO, LLC

By:	/s/ Jan Haas
Name:	Jan Haas
Title:	President

HIMANSHU DHAMANKAR

/s/ Himanshu Dhamankar

IFEYINWA IWUCHUKWU

/s/ Ifeyinwa Iwuchukwu

INSUD PHARMA, S.L.

By:	/s/ Ana Mondedeu
Name:	Ana Mondedeu
Title:	Legal Representative

JASON M. GILLIAN

/s/ Jason M. Gillian

KARTHIKEYAN RAMACHANDRIYA

/s/ Karthikeyan Ramachandriya

KODIAK III ENTREPRENEURS FUND, L.P.
by:	Kodiak Ventures Management III, L.P.
its General Partners
by:	Kodiak Ventures Management (GP)
by:	Kodiak Ventures Management Company, Inc.,
its Member

By:	/s/ David Furneaux
Name:	David Furneaux
Title:	Managing Partner

KODIAK VENTURE PARTNERS III, L.P
by:	Kodiak Ventures Management III, L.P.
its General Partners
by:	Kodiak Ventures Management (GP)
by:	Kodiak Ventures Management Company, Inc.,
its Member

By:	/s/ David Furneaux
Name:	David Furneaux
Title:	Managing Partner

LEWIS & CLARK PLANT SCIENCES FUND I, LP

By:	/s/ Megan Lane
Name:	Megan Lane
Title:	CFO

LEWIS & CLARK VENTURES I, LP

By:	/s/ Megan Lane
Name:	Megan Lane
Title:	CFO

LORENZO AULISA

/s/ Lorenzo Aulisa

MACRO CONTINENTAL, INC.

By:	/s/ Jose Ignacio Gonzalez Holmann
Name:	Jose Ignacio Gonzalez Holmann
Title:	Director

MALACCA JITRA PTE INC.

By:	/s/ Jose Ignacio Gonzalez Holmann
Name:	Jose Ignacio Gonzalez Holmann
Title:	Director

MARIA H. LURANTOS

/s/ Maria H. Lurantos

MARTA ORTEGA-VALLE

/s/ Marta Ortega-Valle

MATTHEW WALKER

/s/ Matthew Walker

MICHAEL RUETTGERS REVOCABLE TRUST AS AMENDED AND RESTATED

By:	/s/ Michael C. Ruettgers
Name:	Michael C. Ruettgers
Title:	MCR

MICHAEL STEINBERG

/s/ Michael Steinberg

MLS CAPITAL FUND II, L.P.

By:	MLSCF II GP (LABUAN) LLP, its General Partner

By:	/s/ Ganesh Kishore
Name:	Ganesh Kishore
Title:	Manager

MORNINGSIDE VENTURE INVESTMENTS LTD.

For and on Behalf of
Morningside Venture Investments Ltd.

By:	/s/ Jill Marie Franklin/Frances Anne Elizabeth Richard
Name:	Jill Marie Franklin/Frances Anne Elizabeth Richard
Title:	Authorized Signatures

MVIL, LLC

By:	/s/ Cheng Yee Wing Betty/Wong See Wai
Name:	Cheng Yee Wing Betty/Wong See Wai
Title:	Authorized Signatures

NEW STUFF DEUX, LLC

By:	/s/ Benjamin Lurie
Name:	Benjamin Lurie
Title:	VP & CIO, 2 NRP MANAGERS, LLC

NEW STUFF, LLC

By:	/s/ Benjamin Lurie
Name:	Benjamin Lurie
Title:	VP & CIO, 2 NRP MANAGERS, LLC

NICHOLAS J. SKIZIM

/s/ Nicholas J. Skizim

PRELUDE VENTURES LLC

By:	/s/ Mark G. Cupta
Name: Title:	Mark G. Cupta Managing Director

RICARDO A. SAGRERA

/s/ Ricardo A. Sagrera

RIVAS VENTURES LLC

By:	/s/ Carlos A. Gonzalez May
Name:	Carlos A. Gonzalez May
Title:	Manager

RIVERROAD CAPITAL PARTNERS, LLC

By:	/s/ Gregory T. Lucier
Name:	Gregory T. Lucier
Title:	Managing Partner

RODRIGO AGUILAR

/s/ Rodrigo Aguilar

ROGER D. RICHARD

/s/ Roger Richard

ROSEMARY SAGAR

/s/ Rosemary Sagar

S2G BUILDERS FOOD & AGRICULTURE FUND III, LP

By:	Builders Vision, LLC, its general partner

By:	/s/ Lisa Forbes
Name:	Lisa Forbes
Title:	General Counsel and Secretary

S2G VENTURES FUND I, LP

By:	S2G Ventures, LLC, its General Partner

By:	/s/ Lisa Forbes
Name:	Lisa Forbes
Title:	General Counsel and Secretary

S2G VENTURES FUND II, LP

By:	S2G Ventures II, LLC, its General Partner

By:	/s/ Lisa Forbes
Name:	Lisa Forbes
Title:	General Counsel and Secretary

SAGE HILL INVESTORS, LLC

By:	/s/ Brian Eberhard
Name:	Brian Eberhard
Title:	Chief Strategy Officer

SAMAMBAIA INVESTMENTS LIMITED

By:	/s/ Ronaldo Cezar Coelho
Name:	Ronaldo Cezar Coelho
Title:	Director

SERIES GREENLIGHT 2, A SEPARATE SERIES OF BLUEIO GROWTH LLC

By:	/s/ Jan Haas
Name:	Jan Haas
Title:	President

SERIES GREENLIGHT, A SEPARATE SERIES OF BLUEIO GROWTH LLC

By:	/s/ Jan Haas
Name:	Jan Haas
Title:	President

SERUM LIFE SCIENCES LTD OF UNITED KINGDOM

By:	/s/ Parag Deshmukh
Name:	Parag Deshmukh
Title:	Director

STEPHEN NAUGLER

/s/ Stephen Naugler

SWETA K. GUPTA

/s/ Sweta K. Gupta

TAO INVEST III LLC

By:	/s/ Nicholas J. Pritzker
Name:	Nicholas J. Pritzker
Title:	Chairman

TAO INVEST V LLC

By:	/s/ Nicholas J. Pritzker
Name:	Nicholas J. Pritzker
Title:	Chairman

VELOCITY FINANCIAL GROUP, LLC

By:	/s/ Jan Haas
Name:	Jan Haas
Title:	President

XERAYA COVE LTD

By:	/s/ Fares Zahir
Name:	Fares Zahir
Title:	Director